UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-40033

CUSIP Number: 744413105

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

P3 HEALTH PARTNERS INC.
Full Name of Registrant

Foresight Acquisition Corp.
Former Name if Applicable

2370 Corporate Circle, Suite 300
Address of Principal Executive Office (Street and Number)

Henderson, NV 89074
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

P3 Health Partners, Inc. (the “Company”) will not, without unreasonable effort and expense, be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) within the prescribed time period. As a direct result of the late filing of the Company’s Form 10-K for the fiscal year ended December 31, 2021, there was a late start to the Company’s 2022 fiscal year-end close process. The delay in filing the Form 10-K is administrative in nature and the Company intends to file the Form 10-K as soon as practical within the extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Atul Kavthekar	702	910-3950
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the results of operations to be included in the Form 10-K will reflect the changes in results of operations from the prior year consistent with the expected 2022 financial information disclosed in the Company’s press release included in its Current Report on Form 8-K furnished with the SEC on March 15, 2023; however, because review is ongoing, the above information is preliminary and subject to change, and there can be no assurance that such information will not change upon the completion of the financial statements for the year ended December 31, 2022 (the “2022 Financial Statements”).

As previously disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, the Company recorded a goodwill impairment charge of $851.5 million in the second quarter of 2022. The Company expects that the Form 10-K will reflect an incremental goodwill impairment charge of $463.5 million for the three-month period ended December 31, 2022 and a total goodwill impairment charge of $1.31 billion for the fiscal year ended December 31, 2022 due to the presence of certain macroeconomic and financial market conditions, industry-specific considerations, the Company’s performance, and the sustained decrease in the price of the Company’s Class A common stock for the year ended December 31, 2022, which, along with costs incurred during 2022 associated with adding new members, building relationships with physician partners and payors, and developing new services, is expected to have a negative impact on the Company’s full-year 2022 net losses. Because the Company’s procedures are not yet complete, as noted in Part III above, a reasonable estimate of the Company’s net loss for the full fiscal year cannot be made at this time.

Based on currently available information, management anticipates that it will be disclosing in the Form 10-K substantial doubt about the Company’s ability to continue as a going concern as the Company does not currently have sufficient cash resources to support its planned operations for at least twelve months from the expected issuance date of the Form 10-K. Management continues to explore raising additional capital through a combination of debt financing and equity issuances, however there can be no assurance that the necessary financing will be available or will be available on terms acceptable to the Company.

Disclosure Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expected results for full-year 2022 and our beliefs and expectations regarding the timing of the completion of the 2022 Financial Statements and the filing of the Form 10-K, all of which reflect the Company’s expectations based upon currently available information and data. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

P3 HEALTH PARTNERS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2023	By	/s/ Atul Kavthekar
Name: Atul Kavthekar
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).